Exhibit 99.1

Banco Itaú Chile files 2022 Annual Report on Form 20-F

SANTIAGO, Chile, April 27, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCB; SSE: ITAUCL) today announced that it filed its Annual Report on Form 20-F for the year ended December 31, 2022 with the United States Securities and Exchange Commission on April 27, 2023. The document is also available on the company’s corporate website at ir.itau.cl. Any shareholder may request a printed copy of the company’s complete audited consolidated financial statements, free of charge, by contacting Banco Itaú Chile’s investor relations department.

Investor Relations – Banco Itaú Chile

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl